SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

3Q08 Earnings Release

Quarterly Earnings Release
FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE THIRD QUARTER 2008 (3Q08)

Highlights:

• Operating revenues amounted to Ch$167,585 million (US$304 million) in 3Q08, a decrease of 1.9% (+7.2% in nominal basis), compared to Ch$170,791 million (US$309.8 million) in 3Q07; it’s worth highlighting the steady growth in broadband, pay television and corporate communications revenues

• EBITDA in 3Q08 reached Ch$66,312 million (US$120.3 million), compared to Ch$76,915 million (US$139.5 million) in 3Q07. EBITDA margin reached 39.6% in 3Q08

• Net income amounted to Ch$5,164 million (US$9.4 million) in 3Q08, compared to net income of Ch$5,406 million (US$9.8 million) in 3Q07

• Debt outstanding at the end of 3Q08 amounted to Ch$440,483 million

Santiago, Chile – October 23, 2008, Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica Chile” or the “Company”) today announced its consolidated quarterly financial results, which have been submitted to an interim financial review of independent auditors, and are stated in Chilean GAAP (in constant Chilean pesos as of September 30, 2008) for the Third Quarter of 2008. The information presented in U.S. dollar in this report is based on the observed exchange rate (defined by the Chilean Central Bank) as of September 30, 2008, which equaled to Ch$551.31 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (“SVS”) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company’s website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 3Q08
(Comparisons in real terms refer to 3Q07)

REVENUES
Telefónica Chile's revenues decreased by 1.9% (+7.2% in nominal basis) in 3Q08 from 3Q07, amounting to Ch$167,585 million (US$304 million). This variation mainly stems from the decrease in revenues from fixed, variable charges and plans of minutes as well as the long distance business, which were offset by growing Broadband revenues (+5.6%), Television (+33.4%), and Corporate Communications (+2.0%).

OPERATING COSTS AND EXPENSES
Operating costs and expenses (excluding depreciation) increased 7.9% in 3Q08 to Ch$101,273 million (US$183.7 million), mainly explained by: (i) an increase of the uncollectables provisions, resulting from a more conservative approach; (ii) a 4.2% increase in other operating costs due to higher electricity rates, which have significantly increased since September 2007, as well as higher inflation- indexed expenses, higher expenses related to rent of commercial sites, and central exchanges maintenance; (iii) higher salaries and provisions adjusted for CPI and; (iv) higher direct costs of operations, which increased 4.7% due to higher TV content expenses associated to the increase in number of TV Clients, higher rental capacity costs in line with higher capacity offered to broadband clients since March 2008 and the increase in number of BB Clients. The above expenses were partially offset by, lower commercial expenses, which decreased 1.4% as sales commissions decreased.

EBITDA	As a result, EBITDA[1] in 3Q08 amounted to Ch$66,312 million (US$120.3 million), compared to Ch$76,915 million (US$139.5 million) recorded in 3Q07.

EBITDA margin[2] in 3Q08 was 39.6%, compared to the 45.0% recorded in 3Q07. EBITDA margin is mainly affected by higher costs, primarily associated with the growth of the television business and broadband, and inflation-indexed costs in a highly competitive environment.

According to the guidance for 2008, it´s worth highlighting the quarterly recovery in the EBITDA margin, as a consequence of several measures implemented to further enhance efficiency across the company.

DEPRECIATION
Total depreciation in 3Q08 decreased 10.6% to Ch$50,946 million (US$92.4 million), from Ch$56,972 million (US$103.3 million) in 3Q07, mainly due to the completion of the useful lives of certain assets and lower investments compared to historic levels.

NON- OPERATING RESULTS	NON-OPERATING RESULT registered a non-operating loss of Ch$858 million (US$1.6 million) in 3Q08 which improved if compared to a non-operating loss of Ch$5.075 million (US$9.2 million) in 3Q07.

The non-operating loss in 3Q08 is mainly explained by:

(i) Financial expenses of Ch$8,667 million (US$15.7 million), which increased 80.1% as a result of the increase in the average debt interest rate. This is due to the fact that during year 2008, the Company hedged a portion of its debt from UF to Chilean peso denominated debt. This resulted in a higher nominal interest rate in pesos for said debt. At the same time, this higher rate was compensated by a lower monetary correction associated to the debt, as the debt was no longer denominated in the inflation-adjusted UF instruments. The financial debt remained stable, totaling Ch$440,483 million (US$776.9 million) as of September 30, 2008.

(ii) Other non-operating expenses reached Ch$7,174 million (US$13.0 million), mainly stemming from: (i) Ch$3,823 million (US$6.9 million) in provisions for expired assets in 3Q08, and (ii) Ch$1,761 million (US$3.2 million) related to asset write-offs.

The above was partially offset by:

(i) A monetary correction that reflects a Ch$13,171 million (US$23.9 million)gain due to the CPI of 3.59% registered in the quarter, which translated into gain due to the positive imbalance of balance sheet accounts and a gain by cross currency swap that hedged the exposure to UF/CPI. This compares to a gain in the monetary correction of Ch$2,685 million (US$4.9 million) in 3Q07 as the registered in 3Q07 CPI was 3.2%; and,

______________________________________ 1 EBITDA = operating income + depreciation
2 EBITDA margin = (operating income + depreciation) / total operating revenues

(ii) A 44.2% increase in other non-operating income amounting to Ch$1,151 million (US$2.1 million) in 3Q08.

INCOME TAXES
INCOME TAXES: In 3Q08 Telefónica Chile recorded a total income tax charge in the amount of Ch$9,403 million (US$17.1 million). This compares to the Ch$9,516 million (US$17.3 million) tax charge in 3Q07.

Total income tax in 3Q08 consists of: (i) a charge of Ch$3,493 million (US$6.3 million) for deferred taxes from previous periods due to the change in accounting standards (Technical Bulletin No. 60) in year 2000, which required the Company to amortize the accumulated amount of deferred taxes from previous years, and also includes the Chilean tax rate of 17% to be applied to taxable net income, which differs from the financial net income in that it does not consider as an expense (i)monetary correction of shareholders equity or (ii) certain contingencies and write offs.

NET RESULT	The Company recorded net income of Ch$5,164 million (US$9.4 million) in 3Q08 compared to a net income of Ch$5,406 million (US$8.9 million) in 3Q07.

Net income per ADR in 3Q08 amounted to US$0.039, compared to the net income per ADR of US$0.041 recorded in 3Q07. Likewise, net income per share in 3Q08 equaled Ch$5.4 as compared to Ch$5.6 in 3Q07.

CAPEX
Capital Expenditures for Telefonica Chile and its consolidated subsidiaries amounted to Ch$98,462 million (US$178.6 million) for the nine-month period of 2008. Capital expenditures were mainly associated with the development of broadband (ADSL), Pay TV, fixed telephony network and data network.

VOICE, NETWORK AND COMPLEMENTARY SERVICES
Voice, Network and Complementary services is divided into Telephony (voice), mainly represented by Flexible Plans, Access Charges and Interconnections, and Other Complementary services, which include other revenues associated to fixed telephony, such as: interior installations, equipment marketing, connections and other installations, directory advertising and Telemergencia (home security services subsidiary), and public telephones, among others. Total revenues for this segment represented 54.0% of the total operating revenues in 3Q08, amounting to Ch$90,434 million (US$164.0 million), decreasing 6.7% from 3Q07. This is mainly attributable to the decline in Telephony (voice) revenues (of 6.9%) and complementary services (of 12.6%), which were partly offset by a 2.7% access charges increase when compared to 3Q07.

Flexible plans represent 77.5% of total lines in service
Telephony (Voice) revenues, which include the fixed monthly charge, variable charge, and plans of minutes (allowed under tariff flexibility), decreased 6.7% from 3Q07 Ch$57,165 million (US$103.7 million) in 3Q08. This decrease is mainly attributable to a 25.0% decrease in the fixed monthly charge and a 2.0% decrease in the variable charge. Traditional telephony (fixed monthly charge and variable charge) revenues were affected by: (i) a 9.9% decrease in average traffic per line in 3Q08 compared to 3Q07; and, (ii) a 1.5% decrease in the average lines in service compared to 3Q07, mainly resulting from competition, mobile cannibalization and migration of customers to flexible plans. As of September 30, 2008, total accesses under flexible plans increased 4.4%, while revenues decreased 1.7% due to lower tariffs and a slow-down in the growth pace of bundled products linked to a plan of minutes.

Access charges and interconnection (Fixed Network) revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services in addition to access charges, such as network unbundling, networks interconnection, information services for carriers and network services for wholesalers, among others. These revenues increased by 2.7% in 3Q08 to Ch$14,517 million (US$26.3 million). This difference was mainly due to a 6.9% increase in other interconnection services revenues. These were partially offset by a 22.7% decrease in access charge revenues from DLD. Long distance access charge traffic decreased 14.6% in 3Q08 from 3Q07.

Revenues from Complementary Services decreased 12.6% in 3Q08 to Ch$18,752 million (US$34.0 million) compared to 3Q07.

BROADBAND
Broadband (ADSL) revenues, which represent 18.1% of the total revenues, amounted to Ch$30,381 million (US$55.1 million) in 3Q08, an increase of 5.6% from 3Q07. This increase was primarily due to: (i) a 14.5% ADSL connections growth in the quarter, driven by a commercial focus on bundled plans of broadband plus minutes of voice and digital TV (for residential customers), as well as a plan for small and medium enterprises. The company market share reached 49.2% as of September 30, 2008.

The Company consolidated its leadership position in Broadband

PAY TV
Revenues from the Pay TV business, amounted to Ch$10,195 million (US$18.5 million) in 3Q08, accounting for 6.1% of total revenues. As of September 30, 2008, the Company had 250,850 Pay TV clients, representing a 17.6% market share. The Company offers a wide number of basic and premium channels and complements its offering with video recorder service (PVR), which allows clients to record, pause, rewind or fast-forward any TV program.

The bundling of services through a flexible offer stabilizes revenues
The bundling strategy of flexible plans, broadband and television, has contributed to revenue stability as well as diversification, allowing for 81.4% of total consolidated revenues to be exempt from tariff regulation.

LONG DISTANCE
Long distance revenues include domestic and international long distance traffic revenues, as well as revenues from the long distance network rental to other telecom operators. Total long distance revenues, which accounted for 8.4% of consolidated operating revenues in 3Q08, decreased 7.9% from 3Q07, amounting to Ch$14,082 million (US$25.5 million). The decrease in revenues is mainly explained by: (i) a decrease of 15.5% in national long distance (DLD) mainly as prices declined, decreasing 24.1% from 3Q07, (ii) and a decrease of 5.4% in international long distance (ILD), also due also to lower prices, which fell 12.8% from 3Q07 and lower revenues from incoming ILD traffic. The above were partly offset by higher revenues of LD network rental that increased by 1.7%. Despite the contraction in the long distance business, the Company has improved it’s market share in DLD by increasing 6.7 p.p. from 3Q07 to 48.3%, and 1.6 p.p. in the ILD market share to 43.9% in 3Q08.

Telefónica Larga Distancia maintains its market leadership position, achieving a market share of 48.3% and 43.9% in DLD and ILD, respectively.

CORPORATE CUSTOMER COMMUNICATIONS Stable revenues from corporate customer communications and market share of 44.1% in a highly competitive market
Corporate customer communications include revenues from: (i) terminal equipments, which mainly refers to the sale of voice equipment and data transmission equipment; (ii) complementary telephone services, such as digital communications for corporations (high-consumption plans); (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network; and, (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services for corporate customers.

Revenues from corporate customer communications, which accounted for 13.1% of consolidated revenues, increased 2.0% from 3Q07 to Ch$21,882 million (US$39.7 million) in 3Q08, and were backed by an improved customer relationship management.

This variation mainly stems from an increase of 14.5% in data revenues associated to the IP network (dedicated IP and digital data network Citynet), and higher revenues of 5.2% in circuits and others, which were partly offset by a 19.9% decrease in revenues from equipment sales and a 9.2% decrease in revenues from complementary services compared to 3Q07.

COMPANY NEWS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) ADOPTION

In compliance with the SVS’s regulations to converge to IFRS, Telefónica Chile has decided to adopt IFRS starting January 1, 2009, given that the Company currently had a yearly trading volume above 25% as of December 31, 2007, or it has a Directors´ Committee. Therefore, starting March 2009 the Company will present its first IFRS, comparing the same period of 2008.

As part of the ongoing process to converge all Chilean to the IFRS, as of September 30, 2008, the Company has submitted the following information:

 i. an “equity reconciliation” report as of 01.01.2008, with preliminary estimates of the effects of IFRS on the Company’s Financial Statements
ii. a report detailing main accounting policies to be adopted under IFRS; and,
iii. a functional currency report.

The main effects for Telefónica Chile detailed in the “equity reconciliation” report of 01.01.2008 are related to a price-level restatement, capitalized interest and deferred taxes.

The complete document filed in the SVS can be viewed at www.telefonicachile.cl, investors section.

EXTRAORDINARY SHAREHOLDERS' MEETING

On October 7, 2008, at Extraordinary Shareholders' Meeting held, summoned at the request of the shareholder Telefónica Internacional Chile S.A., a subsidiary of Telefónica S.A. (Spain), in regards to Compañía de Telecomunicaciones de Chile S.A.’s Public Offer of Shares, rejected the amendment to its bylaws.

On October 11, 2008, The Company´s board of directors, at the request of AFP Capital S.A., AFP Cuprum S.A. and AFP Provida S.A., holders of more than 10% of the voting shares issued by the Company, resolved to call an extraordinary shareholders’ meeting on October 28, 2008, to undergo a new vote on the approval of a bylaw amendment to remove the current 45% ownership restriction and other restrictions related to the AFPs’ investments in the Company. Even if the Bylaw Amendment is adopted at the EGM, the implementation of the Bylaw Amendment will remain subject to the success of the Offer pursuant to its terms and conditions.

It is worth pointing out that the Offeror will amend the Offer to (a) increase the offer price by10% from 4,000 Chilean pesos per ADS to 4,400 Chilean pesos per ADS and (b) extend the duration of the Offer until October 30, 2008.

SALE OF SUBSIDIARY TELEMERGENCIA

On October 14, 2008, the contracts for the sale of Telemergencia to Prosegur were executed in the total amount of Ch$15,562.8.

The net effect on the company’s income statement will be Ch$11,300.1 million which will be registered according to Chilean GAAP in the fourth quarter 2008. We emphasize that this is a one time effect.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:

www.telefonicachile.cl (Investor Relations)
For more information contact:

Verónica Gaete - María José Rodríguez	Lucia Domville
Diego Sáenz
GRAYLING GLOBAL.
TELEFÓNICA CHILE	Tel: 646-2849416
Tel.: 562-6913867	E-mail:
E-mail:	ldomville@hfgcg.com
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
diego.saenz@telefonicachile.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband and pay TV as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service and value-added services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control

INCOME QUARTERLY CONSOLIDATED STATEMENTS (CHGAAP)
(Millions of Ch$ as of September 30, 2008)

	JAN-SEP	IQ	IIQ	IIIQ	IVQ	JAN-SEP	IQ	IIQ	IIIQ	Variation

	2007	2007	2007	2007	2007	2008	2008	2008	2008	IIIQ08/IIIQ07	2008/2007

OPERATING REVENUES
VOICE, FIXED NETWORK AND COMP. SERVICES	292,711	97,807	97,944	96,960	95,976	273,210	91,218	91,558	90,434	-6.7%	-6.7%
Telephony (voice)	186,655	61,562	63,712	61,381	61,258	173,929	58,014	58,750	57,165	-6.9%	-6.8%
Fixed Charge	43,722	15,724	14,503	13,495	12,316	31,327	11,225	9,976	10,126	-25.0%	-28.3%
Variable Charge	40,487	14,330	13,774	12,383	12,873	36,076	11,437	12,508	12,131	-2.0%	-10.9%
Plans of minutes (tariff flexibility)	102,446	31,508	35,435	35,503	36,069	106,526	35,352	36,266	34,908	-1.7%	4.0%
Access Charges and Interconnections (Network)	42,178	13,975	14,068	14,135	14,325	42,668	13,642	14,509	14,517	2.7%	1.2%
Domestic long distance	6,110	2,196	2,021	1,893	1,881	4,739	1,679	1,596	1,464	-22.7%	-22.4%
International long distance	1,410	509	474	427	451	1,224	373	424	427	0.0%	-13.2%
Other interconnection services	34,658	11,270	11,573	11,815	11,993	36,705	11,590	12,489	12,626	6.9%	5.9%
Complementary Services	63,878	22,270	20,164	21,444	20,393	56,613	19,562	18,299	18,752	-12.6%	-11.4%
Directory Advertising	2,992	711	261	2,020	478	2,641	561	177	1,903	-5.8%	-11.7%
ISP - switched and dedicated	1,265	571	537	157	373	247	293	240	(286)	-	-80.5%
Security services (Telemergencia	6,765	2,503	2,242	2,020	1,924	5,532	1,906	1,849	1,777	-12.0%	-18.2%
Public telephones	6,782	2,714	2,136	1,932	2,242	4,848	1,893	1,457	1,498	-22.5%	-28.5%
Interior installations	23,799	8,102	8,053	7,644	7,294	19,550	6,931	6,491	6,128	-19.8%	-17.9%
Equipment marketing	2,783	465	902	1,416	1,860	4,043	1,187	1,349	1,507	6.4%	45.3%
Connections and other installations	1,905	556	631	718	886	2,894	1,093	952	849	18.2%	51.9%
Value added services	11,974	3,978	3,898	4,098	3,922	11,853	3,854	3,991	4,008	-2.2%	-1.0%
Other basic telephony revenues	5,613	2,670	1,504	1,439	1,414	5,005	1,844	1,793	1,368	-4.9%	-10.8%
BROADBAND	80,030	24,891	26,369	28,770	28,652	89,343	29,237	29,725	30,381	5.6%	11.6%

TELEVISION	19,022	4,846	6,533	7,643	9,376	30,220	9,536	10,489	10,195	33.4%	58.9%
LONG DISTANCE	46,626	15,970	15,363	15,293	15,866	42,697	14,735	13,880	14,082	-7.9%	-8.4%
Domestic Long Distance	17,406	6,122	5,613	5,671	5,321	14,742	5,132	4,818	4,792	-15.5%	-15.3%
International Long Distance	20,913	7,001	6,951	6,961	7,155	19,992	7,059	6,350	6,583	-5.4%	-4.4%
Rental of LD Network	8,307	2,847	2,799	2,661	3,390	7,963	2,544	2,712	2,707	1.7%	-4.1%
CORPORATE CUSTOMER COMMUNICATIONS	63,775	20,460	21,862	21,453	24,189	65,743	21,517	22,344	21,882	2.0%	3.1%
Terminal Equipments	9,539	2,766	3,358	3,415	3,497	8,473	2,867	2,872	2,734	-19.9%	-11.2%
Complementary Services	11,112	3,645	3,698	3,769	3,881	10,678	3,697	3,558	3,423	-9.2%	-3.9%
Data services	23,340	7,707	7,920	7,713	7,983	25,204	7,928	8,445	8,831	14.5%	8.0%
Dedicated links and others	19,784	6,342	6,886	6,556	8,828	21,388	7,025	7,469	6,894	5.2%	8.1%
OTHER BUSINESSES	1,777	508	597	672	799	1,805	570	624	611	-9.1%	1.6%

TOTAL OPERATING REVENUES	503,941	164,482	168,668	170,791	174,858	503,018	166,813	168,620	167,585	-1.9%	-0.2%

	JAN-SEP	IQ	IIQ	IIIQ	IVQ	JAN-SEP	IQ	IIQ	IIIQ	Variation

	2007	2007	2007	2007	2007	2008	2008	2008	2008	IIIQ08/IIIQ07	2008/2007

TOTAL OPERATING COSTS AND EXPENSES	454,257	149,093	154,316	150,848	149,123	466,084	154,860	159,005	152,219	0.9%	2.6%

OPERATING INCOME	49,684	15,389	14,352	19,943	25,735	36,934	11,953	9,615	15,366	-23.0%	-25.7%

EBITDA	223,547	74,222	72,410	76,915	81,697	196,978	67,599	63,067	66,312	-13.8%	-11.9%
Operating Margin	9.9%	9.4%	8.5%	11.7%	14.7%	7.3%	7.2%	5.7%	9.2%	-2.5pp	-2.5pp
EBITDA Margin	44.4%	45.1%	42.9%	45.0%	46.7%	39.2%	40.5%	37.4%	39.6%	-5.5pp	-5.2pp

NON-OPERATING INCOME
Interest Income	3,859	1,339	1,422	1,098	1,469	4,011	1,596	1,451	964	-12.2%	3.9%
Other Non-Operating Income	4,030	2,255	977	798	1,304	3,939	605	2,183	1,151	44.2%	-2.3%
Revenues from Related Companies	1,471	303	674	494	548	1,112	375	617	120	-75.7%	-24.4%
Interest Expense	(14,120)	(4,629)	(4,680)	(4,811)	(6,102)	(22,799)	(6,900)	(7,232)	(8,667)	80.1%	61.5%
Amortization of Goodwill	(1,255)	(414)	(418)	(423)	(423)	(1,255)	(414)	(418)	(423)	0.0%	0.0%
Other Non-Operating Expenses	(9,983)	(1,799)	(3,268)	(4,916)	(10,695)	(14,266)	(3,045)	(4,047)	(7,174)	45.9%	42.9%
Monetary Correction	3,043	(5,101)	5,459	2,685	(1,553)	22,212	1,409	7,632	13,171	-	-

TOTAL NON-OPERATING INCOME	(12,955)	(8,046)	166	(5,075)	(15,452)	(7,046)	(6,374)	186	(858)	-83.1%	-45.6%

INCOME BEFORE INCOME TAX	36,729	7,343	14,518	14,868	10,283	29,888	5,579	9,801	14,508	-2.4%	-18.6%

Income Tax	(26,184)	(6,256)	(10,412)	(9,516)	(9,334)	(21,866)	(4,556)	(7,907)	(9,403)	-1.2%	-16.5%
Minority Interest	322	99	169	54	(203)	250	87	104	59	9.3%	-22.4%

NET INCOME	10,867	1,186	4,275	5,406	746	8,272	1,110	1,998	5,164	-4.5%	-23.9%

Observed exchange rate (end of the period)		539.21	526.86	511.23	496.89		437.71	526.05	551.31

		IQ	IIQ	IIIQ	IVQ		IQ	IIQ	IIIQ
		2007	2007	2007	2007		2008	2008	2008

Earnings per Common Share (Ch$)		1.2	4.5	5.6	0.8		1.2	2.1	5.4
Earnings per ADR (US$)		0.009	0.032	0.041	0.006		0.008	0.015	0.039
Weighted Average Number of Shares Fully Paid (millions)		957.2	957.2	957.2	957.2		957.2	957.2	957.2

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(Figures in Thousand of Ch$ as of September 30, 2008)

ASSETS	2008	2007	LIABILITIES	2008	2007

	ThCh$	ThCh$		ThCh$	ThCh$

CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks	7,568,759	9,120,284
Time deposits	46,454,224	52,701,999	Banks and financial institutions - current maturities	1,799,534	2,720,630
Marketable securities	7,692,641	3,779,983	Debentures	2,831,421	2,866,945
Trade receivables	160,310,340	196,736,527	Current maturities of other long-term liabilities	21,747	19,389
Notes receivable	4,241,806	4,432,992	Dividends payable	1,656,616	1,923,601
Sundry debtors	6,899,310	6,398,276	Accounts payable	143,130,576	156,199,259
Due from related companies	26,654,600	19,649,321	Other creditors	12,918,381	31,071,223
Inventories	8,183,355	7,363,471	Due to related companies	46,198,368	37,694,460
Refundable taxes	30,522,736	22,346,203	Provisions	11,384,290	9,043,532
Prepaid expenses	4,376,083	3,977,375	Withholdings	12,033,170	12,825,583
Deferred taxes	21,614,708	16,589,177	Unearned income	6,616,958	4,854,731
Other current assets	23,948,835	12,480,651	Other current liabilities	1,145,754	2,336,454

TOTAL CURRENT ASSETS	348,467,397	355,576,259	TOTAL CURRENT LIABILITIES	239,736,815	261,555,807

FIXED ASSETS			LONG-TERM LIABILITIES
Land	31,495,612	31,795,558
Construction and infrastructure works			Banks and financial institutions	350,268,549	353,712,952
	915,471,703	911,844,160	Debentures	73,459,187	74,824,852
Machinery and equipment	3,312,265,304	3,223,120,483	Sundry creditors	36,840,771	38,601,589
Other fixed assets	385,805,924	397,117,444	Provisions	42,129,928	38,714,100
Technical revaluation			Deferred Taxes	46,165,674	51,906,721
	10,809,798	10,869,125	Other long-term liabilities	3,402,328	3,961,689
Less: accumulated depreciation	3,382,490,787	3,216,571,671

FIXED ASSETS-NET	1,273,357,554	1,358,175,099	TOTAL LONG TERM LIABILITIES	552,266,437	561,721,903

			MINORITY INTEREST	15,735	101,234

OTHER ASSETS			EQUITY
Investments in related companies	9,564,492	9,947,853	Paid-in capital	865,492,121	919,883,075
Investments in other companies	4,798	4,798	Reserve	60,386,095	47,287,313
Goodwill	15,341,642	16,951,983	Other reserves	(3,258,710)	(3,199,809)
Long-term debtors	37,202,590	14,912,762	Retained earnings:	8,272,327	10,867,174
Intangibles	46,454,122	45,067,335	(Losses) Income for the period	8,272,327	10,867,174
Amortization (less)	(25,223,682)	(19,505,655)
Other long-term assets	17,741,907	17,086,263

TOTAL OTHER ASSETS	101,085,869	84,465,339	TOTAL EQUITY	930,891,833	974,837,753

TOTAL ASSETS	1,722,910,820	1,798,216,697	TOTAL LIABILITIES AND EQUITY	1,722,910,820	1,798,216,697

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2008 AND 2007
Figures in Thousand of Constant Ch$ as of September 30, 2008

	2008	2007

NET CASH PROVIDED DUE TO OPERATING ACTIVITIES	141,235,479	186,387,052

Net income (Gain)	8,272,327	10,867,174

Result from asset sales	(2,690,465)	(2,085,226)

Gain (loss) in sale of fixed assets	2,690,465	(2,085,226)

Charges (credits) to income not affecting cash flow:	174,356,026	190,073,244

Depreciation	157,027,950	170,223,862
Intangibles amortization	4,054,375	4,677,789
Write-off and provisions	26,676,397	16,073,924
Equity earnings from related companies (less)	(1,127,693)	(1,471,855)
Equity losses from related companies	16,157	-
Amortization of goodwill	1,254,891	1,254,891
Price-level restatement (net)	(21,998,219)	(3,567,708)
Gain (loss) on foreign currency transactions	(213,676)	523,957
Other credits not affecting cash flow	(156,238)	(708,532)
Other charges not affecting cash flow	8,822,082	3,066,916

Decrease (increase) in current assets:	18,151,093	(13,049,533)

(Increase) Decrease in trade receivables	9,967,626	(8,355,565)
(Increase) Decrease in inventories	(1,030,449)	(2,686,511)
(Increase) Decrease in other current assets	9,213,916	(2,007,457)

Increase (decrease) in current liabilities:	(56,603,640)	903,062

Increase (decrease) due to related companies,
related with operating activities	(28,973,142)	33,217,199
Increase (decrease) in accrued interest payable	(161,556)	1,378,861
Increase (decrease) in income tax payable, net	208,691	(19,670,053)
Increase (decrease) in other accounts payable
related with non operating result	(25,985,516)	(7,805,273)
Increase (decrease) in value-added tax, net, and other	(1,692,117)	(6,217,672)

Income (loss) of minority interest	(249,862)	(321,669)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS PERIOD ENDED AS OF SEPTEMBER 30, 2008 AND 2007
Figures in Thousand of Constant Ch$ as of September 30, 2008

	2008	2007

NET CASH PROVIDED BY FINANCING ACTIVITIES	(61,837,163)	(70,320,723)
Repayment of dividends (less)	(20,438,640)	(14,591,646)
Repayment of capital (less)	(40,651,809)	(54,980,339)
Repayment of liabilities with the public (less)	(746,714)	(748,738)
NET CASH USED IN INVESTING ACTIVITIES	(94,359,532)	(90,899,433)
Sale of fixed assets	3,875,812	-
Sale of other investments	19,614,801	17,403,366
Additions to fixed assets (less)	(96,500,980)	(108,302,799)
Other disbursements	(21,349,165)	-
NET CASH FLOW FOR THE PERIOD	(14,961,216)	25,166,896
PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS	(5,464,369)	(2,837,463)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20,425,585)	22,329,433
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	83,967,491	47,470,808
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	63,541,906	69,800,241

PHYSICAL STATISTICS

	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ
	2007	2007	2007	2007	2008	2008	2008

Total lines in service at the end of period	2,185,041	2,181,717	2,179,739	2,179,205	2,157,376	2,148,055	2,134,602
Average number of lines in service (quarterly)	2,196,788	2,183,452	2,180,512	2,182,542	2,166,097	2,152,065	2,141,617
Flexible plans (number of lines) (2)	1,494,377	1,548,249	1,584,847	1,617,837	1,632,388	1,648,941	1,653,933
Number of lines installed (1)	3,020,434	3,023,567	3,027,141	3,032,522	3,037,364	3,051,348	3,061,094
Public telephones in service at end of period	22,295	22,217	22,109	21,918	21,974	21,708	21,021
Effective minutes of local traffic measured by second (million)	2,113	2,149	2,051	2,082	1,831	1,866	1,814
DLD traffic (thousands of minutes)	134,335	136,547	129,931	142,387	138,598	140,759	144,476
Outgoing ILD traffic (thousands of minutes)	18,038	17,720	18,648	19,657	19,597	19,324	18,570
Access charge traffic (thousands of minutes)	650,837	624,928	593,284	595,614	536,964	536,276	506,667
Number of lines connected	100,999	114,458	111,042	112,725	90,326	101,546	97,780
TV customers (end of period)	129,062	171,386	197,279	219,916	231,625	240,801	250,850
ADSL connections (end of period)	527,057	574,464	607,322	644,522	645,106	675,349	695,234

(1) With the purpose of reflecting the complete installed capacity, RDSI circuits and lines have been incorporated
(2) Include lines with flexible plans for corporations

ANNUAL VARIATION

	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ
	2007	2007	2007	2007	2008	2008	2008

Total lines in service at the end of period	-9.6%	-6.7%	-2.5%	-1.6%	-1.3%	-1.5%	-2.1%
Average number of lines in service (quarterly)	-9.5%	-8.4%	-4.9%	-1.9%	-1.4%	-1.4%	-1.8%
Flexible plans (number of lines) (2)	30.0%	27.4%	25.2%	22.1%	9.2%	6.5%	4.4%
Number of lines installed (1)	0.2%	0.2%	0.3%	0.4%	0.6%	0.9%	1.1%
Public telephones in service at end of period	-5.0%	-2.1%	-3.5%	-1.7%	-1.4%	-2.3%	-4.9%
Effective minutes of local traffic measured by second (million)	-17.1%	-15.8%	-13.6%	-3.9%	-13.3%	-13.2%	-11.6%
DLD traffic (thousands of minutes)	-6.7%	2.5%	-3.2%	8.9%	3.2%	3.1%	11.2%
Outgoing ILD traffic (thousands of minutes)	4.0%	7.0%	13.1%	10.9%	8.6%	9.1%	-0.4%
Access charge traffic (thousands of minutes)	-17.6%	-16.6%	-17.3%	-11.9%	-17.5%	-14.2%	-14.6%
Number of lines connected	3.4%	30.9%	19.3%	6.5%	-10.6%	-11.3%	-11.9%
TV customers (end of period)	-	-	-	-	79.5%	40.5%	27.2%
ADSL connections (end of period)	47.6%	37.1%	30.7%	30.1%	22.4%	17.6%	14.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or resul ts will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.